Kimberly K. Rubel (312) 569-1133 Kimberly.Rubel@dbr.com

December 5, 2016
VIA EDGAR AND OVERNIGHT DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Erin E. Martin

Re:    Hamilton Lane Incorporated
Amendment No. 2 to
Draft Registration Statement on Form S-1
Submitted October 25, 2016
CIK No. 0001433642
Ladies and Gentlemen:
On behalf of Hamilton Lane Incorporated (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by e-mail dated November 3, 2016 relating to the Company’s above-referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”).

The Company has revised the Draft Registration Statement in response to the Staff’s comments and is confidentially submitting concurrently with this letter a complete copy of Amendment No. 3 (“Amendment No. 3”) to the Draft Registration Statement, which reflects these revisions and updates and clarifies certain other information. For the convenience of the Staff, we are supplementally providing marked copies of Amendment No. 3, marked to show changes from Amendment No. 2 to the Draft Registration Statement.
In this letter, we have recited the comments from the Staff in bold and italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 3. Page references in the Company’s responses correspond to the applicable page of Amendment No. 3. “HLA” refers to Hamilton Lane Advisors, L.L.C., “HLI” refers to Hamilton Lane Incorporated, and references to “Hamilton Lane,” “the Company,” “we,” “our” or “us” mean the Company, Hamilton Lane Advisors, L.L.C. or their respective advisors, as the context may require.

Form S-1/A filed October 25, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Other Income (Expenses)

Three months ended June 30, 2016 compared to three months ended June 30, 2015, page 87

U.S. Securities and Exchange Commission
December 5, 2016

1.
We note your response to our prior comment 5 and your updated discussion on page 87 and 88. Given that your investments represent approximately 55% of total assets at June 30, 2016 and equity in income of affiliates has been significant to net income attributable to HLA, including material year-over-year changes for the periods presented, please enhance your MD&A discussion to separately present income (loss) from equity method investments in HL Funds by investment type (i.e. primary, secondary, direct/co- investment and customized separate accounts) and describe any known trends or uncertainties that have had or that you expect will have a material favorable or unfavorable impact on income (loss). Please refer to Item 303(a)(3) of Regulation S-K for guidance.

The Company has revised the disclosure on page 92 of Amendment No. 3 to address the Staff’s comment.

Reconciliation of Non-GAAP Measures to Consolidated GAAP Financial Measures, page 89

2.
We have reviewed your response to our prior comment 6 and your previous responses to comments 19 through 21 from our letter dated August 17, 2016. Based on the information provided, we believe your adjustment of $20.3 million relating to compensation expense on deferred incentive fee revenue in the computation of Adjusted EBITDA and Adjusted Net Income is a normal cash operating charge and should not be excluded from your non-GAAP measures. Refer to Question 100.01 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures on May 17, 2016. Please revise your filing to remove this adjustment when presenting these performance measures.

The Company has revised the disclosures throughout Amendment No. 3 to address the Staff’s comment.

Business

Assets Under Management and Advisement, page 124

3.
We note that you state in the chart on page 124, which presents number of clients, employees and AUM & AUA, that there is “predictable revenue stream from long-term relationships.” Please add a footnote to explain how you define predictable revenue.

The Company has revised the chart on page 130 of Amendment No. 3 to remove this caption.

U.S. Securities and Exchange Commission
December 5, 2016

AUM, page 125

4.
We note from your response to our prior comment 8 that management evaluates the growth of the Company and trends by looking at drivers of changes in recurring revenue, which consists primarily of new client accounts added, clients lost and new specialized funds raised. For both your customized separate accounts and specialized funds, please disclose the number, amount of invested or committed capital and the dollar impact to revenue generated/lost from these accounts during the year for each period presented, by the following components:

•	New client accounts added; and

•	Clients lost.

Additionally, disclose capital raised for new specialized funds and quantify the impact to revenue from these new funds raised.

The Company has revised the disclosure on page 131 of Amendment No. 3 to address the Staff’s comment.

Hamilton Lane Advisors, L.L.C.

Consolidated Financial Statements - Years Ended March 31, 2016, 2015 and 2014

Note 3. Investments, page F-29

5.	We note your response to our prior comment 13. Given the significance of your investments, please enhance your disclosure to provide the following:

•
Disclose that no industry concentration exceeded 8% and that less than 25% of the investments were domiciled outside the United States with no concentration greater than 4% in any one particular country as provided in your response.

•	Disaggregate your equity method investments in HL Funds by investment type (i.e. primary, secondary, direct/co-investment and customized separate accounts).

The Company has revised the disclosure on pages 82 and 102 of Amendment No. 3 to address the Staff’s comment regarding industry concentrations, and has revised the disclosure on page F-30 of Amendment No. 3 to disaggregate its equity method investments in HL Funds by investment type.

U.S. Securities and Exchange Commission
December 5, 2016

Please direct your questions or comments regarding this letter or the Draft Registration Statement to Kimberly K. Rubel at (312) 569-1133. Thank you for your assistance.

Sincerely,

Drinker Biddle & Reath LLP

/s/ Kimberly K. Rubel
Kimberly K. Rubel

cc:    Via E-mail

Robert W. Cleveland
Hamilton Lane Incorporated

Richard D. Truesdell, Jr.
Davis Polk & Wardwell LLP